EXHIBIT 99.11

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2002

April 30, 2002

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2002

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a)	Consolidated Balance Sheet Data (nine months ended April 30, 2002 and April 30, 2001, and twelve months ended July 31, 2001) (1)

	April 30, 2002 ($)	April 30, 2001 ($)	July 31, 2001 ($)

Working Capital	1,071,693	1,548,189	1,018,392

Current Assets	1,343,932	1,687,424	1,201,298

Capital Assets	27,698	31,338	29,577

Mineral properties and	37,125,931	22,383,564	22,583,821
related deferred costs

Current Liabilities	272,239	139,235	182,906

Shareholder's Equity	27,257,211	23,963,091	23,631,790

(b)	Consolidated Statement of Loss and Deficit Data (three and nine months ended April 30, 2002 and April 30, 2001) (1)

	Three Months 2002 ($)	Three Months 2001 ($)	Nine Months 2002 ($)	Nine Months 2001 ($)

Interest Income	81	18,695	19,537	88,472

Expenses	449,713	356,422	1,230,255	1,605,137

Net Loss	(276,632)	(337,727)	(1,037,718)	(1,516,665)

Net Loss (per share)(2)	(0.01)	(0.02)	(0.04)	(0.08)

Notes: (1)	Quarterly and year-end information for the indicated periods was obtained from the Corporation’s unaudited interim and audited year-end financial statements for these periods.
(2)	Net loss per share on a fully-diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS

        The following discussion and analysis of the Corporation’s financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of the Corporation for the nine months ended April 30, 2002 and 2001, the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001, and the accompanying notes included as part of the financial statements.

Overview

        The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the nine months ended April 30, 2002 and 2001, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

        The Corporation’s exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money-market instruments, all of which were derived from issuances of share capital.

        Further details on the history of the Corporation, its mineral properties and the risk factors associated with respect to the Corporation is found in its annual information form dated December 20, 2001.

Results of Operations

        During this period, the Corporation earned income of $19,537 (2001-$88,472), relating to interest on short-term investments. The Corporation incurred expenses of $1,230,255 (2001-$1,605,137), of which $3,141 (2001-$4,071) were due to amortization, $402,475 (2001-$439,314) to general and administrative expenses, $27,000 (2001-$27,000) to management fees, $740,377 (2001-$1,080,745) to professional fees and $57,262 (2001-$54,007) to wages and benefits. As in the prior period, these amounts reflect the level of operations necessary to support continued mineral exploration by the Corporation. The Corporation currently focuses substantially all of it exploration activity on the northeast portion of the Ocampo Project in Mexico.

Liquidity and Capital Resources

        During the three months ended April 30, 2002, the Corporation expended a total of $146,524 on exploration of the Ocampo Project. The lower level of exploration activity reflects a pause in substantive exploration as the Corporation was in the process of assessing the scope of a feasibility study to be undertaken in the remainder of the fiscal period, pursuant to its earn-in agreement with Bolnisi Gold NL (“Bolnisi”). Under the terms of the earn-in agreement with Bolnisi, Bolnisi has agreed to complete the feasibility study, with a view to bringing the open pit heap leach portion of the Ocampo property covered by the agreement into production within a period of eighteen months. Details of the earn-in agreement with Bolnisi are found in the notes to the April 30, 2002 unaudited interim financial statements.

        During the quarter, the Corporation raised gross proceeds of $210,000 in connection with a private placement of 350,000 Units at a price of $0.60 per Unit. Each Unit separated immediately upon issuance into one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.75 until February 11, 2004. In addition, the Corporation received $496,250 pursuant to the exercise of management incentive options, and $325,276 pursuant to the exercise of outstanding warrants and compensation warrants. Subsequent to the quarter, the Corporation raised gross proceeds of $6,500,000 in connection with a private placement of 5,200,000 Units, at a price of $1.25 per Unit, which closed in June 2002. Each Unit separated immediately upon issuance and was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant, entitles the holder, within eighteen (18) months, to acquire one additional common share of the Corporation at a price of $1.50 per share. The Corporation will use the net proceeds of these private placements for the completion of a significant drilling and development program on the northeast portion of the Ocampo Project (which excludes the open hit heap leach portion of the property currently under joint venture development with Bolnisi), as well as for general working capital purposes.

        In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and obtained, at an annual and special meeting of shareholders held on January 4, 2002, the approval of its shareholders to enter into one or more arm’s length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporation’s issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

        The ability of the Corporation to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of commitments pursuant to the Corporation’s option and joint venture agreements as at April 30, 2002 are as follows:

Agreement	Consideration	Terms

Minera Fuerte Joint Venture	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Agreement

Soyopa Joint Venture Agreement	U.S. $125,000	On or before May 23, 2002 (1)
	U.S. $3,500,000	On or before November 23, 2006 (2)
	U.S. $3,500,000	On or before November 23, 2007 (2)
	U.S. $1,000,000	Upon sale of Ocampo Project to a third
party

Notes: (1)	Under the terms of the earn-in agreement with Bolnisi, an amount of U.S. $60,000 of the total amount owing was paid by Bolnisi.
(2)	Under the terms of the earn-in agreement with Bolnisi, Bolnisi is required to pay 60% of the total amount owing.

Outlook

        The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation’s properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

        There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals.

        Other than as discussed herein, the Corporation is not aware of any trends, demands, commitments, events or uncertainties that may result in the Corporation’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity and capital resources will be substantially determined by the success or failure of the Corporation’s exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

        No director or senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation other than as follows:

(a)

During the nine months ended April 30, 2002, the Corporation paid a total of $386,390 (2001-$254,730) to companies controlled by the directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees.

(b)

As at April 30, 2002, a total of $82,500 is owed to the Corporation by a director and officer of the Corporation representing the exercise price of stock options. Such amounts are interest free and payable on demand. Such amounts were repaid after April 30, 2002.

(c)

Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a stock option plan (the “Stock Option Plan”) for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ADDITIONAL INFORMATION

        Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional information is provided in the Corporation’s comparative financial statements for its most recently completed financial year.

        The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a)

When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of securities:

(i)	one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.